Shareholder Response Summary Report
Putnam
Putnam Asia Pacific Fund
August 8, 2002




			No. of Shares	% of Outstanding Shares		% of
Shares Voted

Approval of an Agreement and Plan of Reorganization between Putnam Asia Pacific Growth Fund and Putnam International Growth Fund and the transactions contemplated thereby. In this merger, Putnam International Growth Fund will acquire all of the assets of Putnam Asia Pacific Growth Fund in exchange for the issuance and delivery to Putnam Asia Pacific Growth Fund of shares of beneficial interest of Putnam International Growth Fund and the assumption by Putnam International Growth Fund of all the liabilities of Putnam Asia Pacific Growth Fund.


Affirmative		7,553,97.576		35.279%
	90.152%
Against			   563,665.054		  2.633%
6.727%
Abstain			   261,519.013		  1.221%
3.121%

Total			8,379,156,643		39.133%
	100.00%